Exhibit 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

($ in millions)

	Thirteen weeks ended		Fiscal Year Ended
	April 29,	April 30,	Jan. 28,	Jan. 30,	Jan. 31,	Feb. 1,	Feb. 2,
	2017	2016	2017	2016	2015	2014	2013
NET EARNINGS
Net income	$180	$191	$664	$541	$520	$429	$397
Income tax expense	89	107	340	296	289	234	210
Interest expense, excluding capitalized interest	3	3	11	11	11	11	11
Portion of rents deemed representative of the interest factor (1/3)	67	63	269	252	249	236	222
	$339	$364	$1,284	$1,100	$1,069	$910	$840
FIXED CHARGES
Gross interest expense	$3	$3	$11	$11	$11	$11	$11
Portion of rents deemed representative of the interest factor (1/3)	67	63	269	252	249	236	222
	$70	$66	$280	$263	$260	$247	$233

RATIO OF EARNINGS TO FIXED CHARGES	4.8	5.5	4.6	4.2	4.1	3.7	3.6